SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)      [  ] Form 10-K      [  ] Form 20-F      [  ] Form 11-K      [X] Form 10-Q      [  ] Form N-SAR

 For Period Ended:  September 30, 2010

 [  ]  Transition Report on Form 10-K
 [  ]  Transition Report on Form 11-K
 [  ]  Transition Report on form 10-Q
 [  ]  Transition Report on Form N-SAR
 For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Full Name of Registrant            MPM Technologies, Inc.

Former Name if Applicable

Address of principal Executive Office (Street and Number) 199 Pomeroy Road

Parsippany,	NJ	07054
City,	State	and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate)

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses.
[ ]	(b)	The subject annual report, semi-annual report on Form 10-K, Form
20-F, 11-F, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]	(c)	The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail the reasons why the Form 10K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if needed)

Additional time is needed to prepare financial statement from the Company’s accounting data.

(1)	Name and telephone number of person to contact in regard to this notification

Glen Hjort	973	428-5009
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports been filed?  If answer is no, identify reports(s).                    [X] Yes       [  ] No

(3)
Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report
or portion thereof?                    [  ] Yes       [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MPM Technologies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2010: /s/ Michael J. Luciano, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations
(See 18 U.S.C. 1001).